NEWS RELEASE

Current Technology Expands Scope of Strategic Laser & MedSpa Negotiations

VANCOUVER, British Columbia, December 27, 2005 / --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology has expanded significantly the scope of its negotiations with Jaseon Olcese, President and Chief Executive Officer of Strategic Laser & MedSpa, LLC (“Strategic Laser”).  Rather than a focus on developing a relationship with one or more specific customers, the objective is to rollout Current Technology’s proprietary CTG (CosmeticTrichoGenesis) Mark 5 in the United States nationwide on a revenue sharing basis to selected salons and spas.

“Revenue sharing is the optimal approach to maximize shareholder value,” states CEO Robert Kramer, “as it has the potential to significantly increase the amount of revenue the company may earn from a particular unit.”  Historically, revenue in the United States has been generated primarily from a combination of the sale of units to distributors and the Technology Use Fees (“TUF” or royalty) charged on each use.  Although the TUF may vary, it typically represents 5% to 10% of the ultimate retail price charged to the end user.

The financial model being negotiated with Jason Olcese would involve the sale at cost by Current Technology of CTG Mark 5s to Strategic Laser.  In turn, Strategic Laser would place the units in high traffic salon and spa locations throughout the United States.  Current Technology would earn a TUF of 30% of the price charged to the customer.

“We are in the process of developing the plan for the necessary infrastructure to successfully launch into the US market,” states Strategic Laser’s Jason Olcese.  “I have shared my vision with Current Technology’s executives for the national launch into the US market and we are in the process of finalizing negotiations to make this vision come to life.”

“Jason has the vision, marketing talent and financial ability to achieve our goal of making CTG Mark 5 a “must have” part of the vibrant beauty and spa industry in the United States,” continues Kramer.

In order to achieve the vision of a national roll out on a revenue sharing basis in the United States, certain legacy distribution agreements had to be re-negotiated.  To that end Current Technology on December 23, 2005 agreed to issue 1,400,000 restricted common shares as consideration for the termination of all exclusive distribution agreements in the United States.  In addition, the pilot distributorship agreement with p6 Inc. announced September 29, 2005 has terminated.

“We are now in a position to move forward throughout the United States,” continues Kramer.  “We are reviewing various financial models with Jason, based on an initial placement of between 120 and 200 CTG Mark 5 units in prime markets.  We are obviously very excited about this opportunity and look forward to the successful conclusion of negotiations and placement of the initial order in early 2006.”

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

Except for historical information, the matters discussed in this news release may be considered “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  Such statements include declarations regarding the intent, belief or current expectations of the Company and its management.  Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could materially affect actual results.  The Company disclaims any obligations to update any forward-looking statement as a result of developments occurring after the date of this news release.

For further information, please contact:

CORPORATE:

INVESTOR RELATIONS:

Robert Kramer

Richard Hannon

Current Technology Corporation

Polestar Communications

1-800-661-4247

1-866-858-4100

604-684-2727

rkramer@current-technology.com

NEWS RELEASE

Current Technology Reports UK Subsidiary Commences Operations

VANCOUVER, British Columbia, December 19, 2005 /PRNewswire-FirstCall via COMTEX/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology (the "Company") reports its wholly owned subsidiary Current Technology (UK) Ltd., (the “Subsidiary”) has commenced operations in London, England.  As reported on October 4, 2005 when the Company appointed Anchorage Capital Partners Limited (“ACP”) as Corporate Finance and Investment Advisor:
1.     the Company is granting the Subsidiary the exclusive right to market and sell its proprietary TrichoGenesis technology in Europe and the Middle East;
2.     ACP to raise up to 3 million Pounds Sterling of private equity from institutional investors and/or high net worth individuals located outside the United States on a best efforts basis (the “Financing”);
3.     post-Financing, Current Technology to maintain a majority ownership position in the Subsidiary; and
4.     subject to market conditions and corporate performance, the Subsidiary to seek a listing on the London Stock Exchange's AIM market.  ("The most successful growth market in the world", according to AIM literature).

The Subsidiary’s Board of Directors is initially comprised of three people: Thomas R. Byrne (ACP Managing Director), Robert Kramer (Company CEO), and Herman Kullar.  Mr. Kullar is the Chief Financial Officer and Secretary of the Subsidiary; Mr. Kramer is CEO.  Both the Director of Sales and Director of Marketing have been identified, but are not yet revealed as they are presently employed elsewhere.

The Subsidiary’s Business Plan is virtually complete and formal meetings with prospective investors will commence in January 2006.  While the Financing is in process, Mr. Kullar will introduce the patented TrichoGenesis platform to spas/salons/health clubs in the UK and other areas in Europe and the Middle East.

"I am both pleased and extremely excited to be part of this tremendous opportunity,” states Subsidiary CFO Herman Kullar. “I believe our revenue sharing model will allow us to grow at an aggressive pace and I am looking forward to help introduce the
TrichoGenesis platform to the UK, Europe and Middle East markets."

“ ACP is very keen to begin marketing the private equity capital raise, and will do so aggressively in the beginning of January 2006,” states ACP Managing Director Thomas R. Byrne. “ We believe the Company's strategy is sound and the management on board is extremely capable, making for a winning combination. In the past two months we have seen a number of opportunities present themselves to this new subsidiary which we are eager to exploit.”

ABOUT MR. HERMAN KULLAR
Mr. Kullar has an extensive background as a Financial Officer in small technology driven companies, where it was also necessary to act as a business development coordinator.  Mr. Kullar’s broad background includes eight (8) years (1995-2003) as Financial & Commercial Director of Peter Gabriel, Ltd. / Real World Group, the music publishing and recording company.  He was responsible for creating, coordinating and implementing the Group’s financial strategy; daily operations of the accounting function; prepared budgets; dealt with all aspects of taxation, insurance, health/safety and monitored the Chairman’s personal financial affairs. Mr. Kullar took direct control for the global marketing of a new multimedia product where he generated £2 million plus in revenue in the first nine months and a total of £6 million over four years, turning the company into profitability. Mr. Kullar’s CV also includes CFO of Very Small Technologies Inc., a MEMS/Nano-technology company based in New York and as Managing Director and Chief Accountant for General Instrument Corp; Semitron Industries, Ltd., located in the U.K. (1990-1995).

ABOUT MR. THOMAS R. BYRNE
Mr. Thomas R. Byrne, ACP co-founder and Managing Director, will lead the corporate financing transaction. Mr. Byrne has been directly involved in structuring, advising and distributing global private equity deals over his 24 year career in the financial markets. His private equity background has brought him particular experience in Medical Technology, Biotechnology and Nano-Technology. He focuses on developing innovative financing strategies which fit strategically to each engagement. For example, he developed a leasing strategy for a gaming company which raised more than 50 million Pounds Sterling, allowing it to manufacture and place its gaming equipment without giving up significant equity. The gaming company recently completed a very successful IPO on the London Stock Exchange. He is presently working on a 15 million Pounds Sterling private equity raise for a new premium class only trans-Atlantic airline. Mr. Byrne has actively participated in a number of private equity deals over the past eight years which successfully raised over US$250 million.

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

News Release

DOUGLAS BEDER, PH.D. JOINS CURRENT TECHNOLOGY’S
BOARD OF DIRECTORS

VANCOUVER, British Columbia, December 15, 2005 /PRNewswire-FirstCall via COMTEX/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology is pleased to report that Douglas Beder, Ph.D., of Vancouver, British Columbia has joined its Board of Directors. Dr. Beder, Professor Emeritus, Department of Physics & Astronomy, University of British Columbia brings a broad range of knowledge and experience to the Board of Current Technology.  Shortly after earning his undergraduate degree (Honors Mathematics and Physics) from McGill University, Montreal and his Ph.D. in theoretical physics from the California Institute of Technology, Dr. Beder went on to teach at the University of British Columbia.  At UBC Professor Beder also undertook both research and academic responsibilities including Faculty of Science Coordinator for the University Industry Liaison Office.

Dr. Beder has also held, at various times, research appointments to several international centers including the Los Alamos National Laboratory, Lawrence Radiation Laboratory, Berkeley, California and the European Center for Nuclear Research, Geneva, Switzerland.  A consultant to Current Technology since 1991, Dr. Beder has been intimately involved in the development of its patented TrichoGenesis platform and production of both ElectroTrichoGenesis and CosmeticTrichoGenesis units. He continues to be actively involved in the technology of the TrichoGenesis platform and plays an important role in the Quality Assurance program.

“Dr Beder has been a valuable member of the Current Technology team for a number of years and we are delighted he has agreed to join the Board,” states CEO Robert Kramer.  “He is a man of superior intelligence and brings a wealth of knowledge and experience to the position.”

Dr. Beder will join Peter Bell (Chair) and Robert Kramer on the Audit Committee.

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair: ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products.

 For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

NEWSRELEASE

CURRENT TECHNOLOGY APPOINTS DISTRIBUTOR FOR
THE REPUBLIC OF VENEZUELA

VANCOUVER, British Columbia, December 6, 2005 /PRNewswire-FirstCall via COMTEX/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology has just confirmed the signing of an exclusive distributorship agreement for the Republic of Venezuela with Centro Laser de La Belleza for its patented TrichoGenesis Technology.  The agreement provides for the purchase of 18 ElectroTrichoGenesis (ETG) Mark 1 devices over a three year period with the first shipment scheduled for mid January 2006 and a further three devices to follow at eight week intervals.

Based in Caracus, Centro Laser was founded to make available the most up to date laser technology for both medical and cosmetic procedures for patients and clients throughout Venezuela.

Founded by the husband and wife partners Carlos and Magaly Pulgar, Centro Laser operates some 27 joint venture laser centres throughout all major cities in Venezuela and to cover the smaller population centres, two mobile units are utilized that visit these locations in carefully planned schedules to meet all client needs.  With an extensive background gained in the United States over many years in the field of laser research and development and clinical trials, particularly in the area of vision correction, Carlos Pulgar has been successful in Centro Laser now owning and operating the largest number of medical/cosmetic procedure lasers in Venezuela.

Centro Laser intends to install company owned ETG Mark 1 devices initially in each of the major existing laser facilities followed by those locations that incorporate upscale hair salon and spa procedures.

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair: ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100